

Mail Stop 3720

October 20, 2009

Mr. Charles Y. Tanabe
General Counsel
Liberty Media Corporation
12300 Liberty Boulevard
Englewood, Colorado 80112

Re: Liberty Media Corporation
Preliminary Proxy Materials on Form PreM14A
File No. 1-33982

Dear Mr. Tanabe:

We have completed our review of your Form PreM14A and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director